American Railcar Industries, Inc.
100 Clark Street
Saint Charles, Missouri 63301
(636) 940-6000

December 22, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 “F” Street NE
Washington, D.C. 20549
Attn: Ms. Melissa Raminpour

Re:    American Railcar Industries, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 23, 2016
Form 10-Q for the quarter ended September 30, 2016
Filed October 28, 2016
File No. 000-51728

Ladies and Gentlemen:

This letter is written in response to the letter dated December 13, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) commenting on the filings listed above of American Railcar Industries, Inc. (the “Company”). For convenience, these responses are immediately preceded by the comments included in the letter from the Staff.

Annual Report on Form 10-K for the year ended December 31, 2015

Note 3-Summary of Accounting Policies
Revenue Recognition, page 55

1. SEC COMMENT:

We note your disclosure that revenues from railcar leasing are recognized on a straight-line basis per terms of the lease. We also note your disclosure on page 6 regarding your various leasing options, including full service leases. Please revise your revenue recognition policy to clarify whether multiple element arrangements are present in your leasing arrangements pursuant to ASC 605-25-50. In your response, describe the terms of your lease arrangements and provide us with your accounting for multiple element arrangements, if present, pursuant to the guidance in ASC 840 and ASC 605-25.

American Railcar Industries, Inc.

United States Securities and Exchange Commission
Division of Corporate Finance
December 22, 2016

As part of your response, specifically address the terms of service contracts associated with leasing in relation to ASC 840-10-15-16. We may have further comment upon reviewing your response.

COMPANY RESPONSE:

The Company will revise its disclosure as requested by the Staff in its future filings. While we may modify the language due to changes in factors or various circumstances, the following is an example of disclosure we expect to include in future filings, which reflects the terms of our current lease arrangements:

“Revenues from railcar leasing are generated from operating leases that are priced as an integrated service that includes amounts related to executory costs, such as certain maintenance, insurance, and ad valorem taxes and are recognized on a straight-line basis per the terms of the underlying lease.”

Quarterly Report on Form 10-Q for the quarter ended September 30, 2016

2. SEC COMMENT:

We note that you have evaluated your potential exposure related to the FRA Directive and have established a loss contingency of $17.0 million to cover your probable and estimable liabilities as of September 30, 2016. If there is at least a reasonable possibility that a loss exists in excess of the amount accrued, please revise to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 450-20-50-3 to 4 and include your proposed disclosures in your response.

COMPANY RESPONSE:

The Company has reviewed the guidance in ASC 450 and will include the following disclosure as requested by the Staff in its future filings and at such time as it is able to reasonably estimate such compliance costs, it will disclose such costs, if material:

“It is reasonably possible that a loss exists in excess of the amount accrued by the Company. However, the amount of any potential costs and expenses expected to be incurred for compliance with the FRA Directive in excess of the loss contingency of $17.0 million cannot be reasonably estimated at this time.”

3. SEC COMMENT:

Similar concerns apply to the $10 million counterclaim filed by Gyansys for which you do not appear to have an accrued loss. Please include your proposed disclosure in your response.

COMPANY RESPONSE:

American Railcar Industries, Inc.

United States Securities and Exchange Commission
Division of Corporate Finance
December 22, 2016

Please note that the below disclosure is made in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, in Note 11 - Commitments and Contingencies footnote (emphasis added):

Certain claims, suits and complaints arising in the ordinary course of business, as well as the Gyansys, Inc. (Gyansys) litigation discussed below, have been filed or are pending against ARI. In the opinion of management, based on information currently available, all such claims, suits, and complaints are without merit or would not have a significant effect on the future liquidity, results of operations or financial position of ARI if disposed of unfavorably. However, resolution of certain claims or suits by settlement or otherwise, could impact the operating results of the reporting period in which such resolution occurs.

Gyansys

On October 24, 2014, the Company filed a complaint in United States District Court for the Southern District of New York against Gyansys. The complaint asserts a claim against Gyansys for breaching its contract with ARI to implement an enterprise resource planning system. The Company seeks to recover monetary damages in an amount still to be determined, but which ARI alleged exceeds $25 million. Gyansys filed a response to the suit denying its responsibility. It also counterclaimed against ARI for a breach of contract and wrongful termination, seeking damages in excess of $10 million and equitable relief. At this time, the Company does not have sufficient information to reasonably form an estimate of the potential outcome (gain or loss) of this litigation. On September 9, 2015, the court denied ARI's motion to dismiss the wrongful termination counterclaim. A trial date has been tentatively scheduled for January 17, 2017. The Company continues to believe that Gyansys' counterclaims lack merit and will continue to vigorously defend against these counterclaims.

The underlined text above states that the Company is unable to form a reasonable estimate at the time of the report. The Company will include the following disclosure as requested by the Staff in its future filings and at such time as it is able to reasonably form an estimate of the potential outcome (gain or loss) of this litigation, it will modify the disclosure accordingly, if material. While we may modify the language due to changes in factors or various circumstances, the following is an example of the supplemental disclosure we expect to include in future filings that will follow the underlined text above:

“As a result, no such accrual has been recorded.”

We hope that this letter is fully responsive to your comments. If you have any questions, please call me at (636) 940-6000.

[Signature Page Follows]

American Railcar Industries, Inc.

United States Securities and Exchange Commission
Division of Corporate Finance
December 22, 2016

Very truly yours,

American Railcar Industries, Inc.

/s/ Luke M. Williams
Luke M. Williams
Interim Senior Vice President, Interim Chief Financial Officer and Interim Treasurer

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